PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

———

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

———

BEIJING

BRUSSELS

FRANKFURT

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

August 2, 2024

Confidential

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Ms. Anuja A. Majmudar

Mr. Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BingEx Limited (CIK No. 0001858724)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on May 10, 2024

Dear Ms. O’Brien, Ms. Calder, Ms. Majmudar, and Mr. Dougherty:

On behalf of our client, BingEx Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 22, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 10, 2024 (the “Draft Registration Statement”).

U.S. Securities and Exchange Commission

August 2, 2024

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2024 and comparable financial information for the same period in 2023 and (ii) other information and data reflecting recent developments.

Comments in Letter Dated May 22, 2024

Summary Consolidated Financial Data, page 18

1.

We note from your response to prior comment 4 that “After the internal group restructuring, most of the on-demand dedicated courier services were provided by the WFOE’s subsidiaries.” Based on this statement, please clarify why the Other subsidiaries column and not the WFOE column appears to depict more operations activity for the year ended December 31, 2023 in the condensed consolidating schedule on page 20.

The Company respectfully advises the Staff that the column of “WFOE” in the condensed consolidating schedule only includes the operations of the WFOE itself without consolidating the operations of the WFOE’s subsidiaries. The column “Other subsidiaries” depicts the operations of all the Parent’s subsidiaries other than the WFOE. As such, after the internal group restructuring, most of the operations of the on-demand dedicated courier services were reflected in the “Other subsidiaries” column, rather than in the “WFOE” column.

General

2.	We note that throughout your prospectus you have revised:

2

U.S. Securities and Exchange Commission

August 2, 2024

•	the risk that the Chinese government may intervene or influence your operations at any time to further indicate that it may due so “in accordance with the PRC laws and regulations”; and

•	the risk that there are uncertainties with respect to the interpretation and application of PRC laws and regulations “depending on the facts and circumstances.”

The guidance in our Sample Letter to China-Based Companies issued on December 20, 2021 sought specific disclosure regarding the risk that the Chinese government may intervene or influence your operations at any time, the risk that there are uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, and the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.

We do not believe that your revised disclosure highlighting that the Chinese government may intervene or influence “in accordance with the PRC laws and regulations” or that there are uncertainties with respect to the interpretation and application of PRC laws and regulations “depending on the facts and circumstances” conveys the same risk. Accordingly, please revise your disclosure to remove such references to “in accordance with the PRC laws and regulations” and “depending on the facts and circumstances.”

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5, 6, 8, 9, 44, 51, 54, 57, and 92 of the Revised Draft Registration Statement.

* *  *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Peng Xue, Chief Executive Officer and Chairman of the Board of Directors, BingEx Limited

Le Tang, Chief Financial Officer, BingEx Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Allen Lu, Partner, KPMG Huazhen LLP